Chester Bancorp, Inc.

2001 Annual Report

Table of Contents

Message To Our Stockholders

To Our Stockholders:

Chester Bancorp, Inc. has completed another profitable year. We earned $1,016,605 of net income during the year 2001 and ended the year with assets of $111,761,298. Our basic earnings per share of common stock were $1.00, based on the average shares outstanding.

The price of the Company's common stock increased during 2001, and we have continued to increase dividends. During 2001 we paid cash dividends of 53 cents per share, which amounts to an approximate annual cash return on your investment of over three percent. This is excellent in today's volatile market.

Since October 4, 1996, the date that the Company initially offered 2,182,125 shares of common stock to the public, the Company has continually and gradually reduced the number of outstanding shares of its common stock through various repurchases. As part of this effort, the Company conducted an issuer tender offer between July 10, 2001, and August 15, 2001, which resulted in the repurchase of 273,216 shares of common stock at a purchase price of $17.75 per share. As of December 31, 2001, the Company had 977,970 shares of common stock outstanding.

We intend to continue to repurchase shares from time to time, to the extent that such repurchases are then determined to be advisable by the Board of Directors, authorized by the appropriate regulatory authorities and comply with applicable legal requirements. This practice is considered by the Board of Directors as a method of increasing value to the Company's stockholders. Such repurchases have helped the Company maintain growth in earnings per share.

Since the initial public offering in 1996, the Company's common stock had been listed on the Nasdaq National Market; however, in April of 2001, because of our size, we changed to listing our common stock on the Nasdaq SmallCap Market. Price quotes on the Company's common stock can still be found under the symbol "CNBA" for the Nasdaq SmallCap Market.

On behalf of the Board of Directors of Chester Bancorp, Inc. and the management and employees of Chester National Bank and Chester National Bank of Missouri, I extend our sincere appreciation to our stockholders and customers for your support during 2001. As in years past, we look forward to an exciting and profitable future.

Sincerely,

Michael W. Welge
Chairman of the Board,
President and Chief
Financial Officer

Common Stock And Related Matters

The common stock of Chester Bancorp, Inc. is traded in the over-the-counter market and is listed for quotation in the Nasdaq SmallCap Market under the symbol "CNBA." The stock was issued on October 4, 1996 at $10.00 per share. As of December 31, 2001, there were 977,970 shares of common stock issued and outstanding.

The following table sets forth the high and low closing prices as reported by Nasdaq SmallCap Market and dividends paid per share of common stock for the period indicated.

Quarter ended	High	Low	Dividends paid
December 31, 1996	$13.750	$12.625	$ .05
March 31, 1997	$15.500	$13.125	$ .06
June 30, 1997	$15.500	$14.000	$ .06
September 30, 1997	$18.750	$14.750	$ .06
December 31, 1997	$20.500	$15.375	$ .07
March 31, 1998	$18.750	$17.125	$ .07
June 30, 1998	$18.000	$16.750	$ .07
September 30, 1998	$18.000	$17.000	$ .07
December 31, 1998	$17.250	$16.750	$ .07
March 31, 1999	$16.937	$16.750	$ .07
June 30, 1999	$16.812	$16.687	$ .08
September 30, 1999	$17.125	$16.687	$ .09
December 31, 1999	$16.750	$16.250	$ .09
March 31, 2000	$17.187	$16.625	$ .10
June 30, 2000	$17.500	$16.625	$ .10
September 30, 2000	$17.000	$16.625	$ .11
December 31, 2000	$17.250	$16.625	$ .12
March 31, 2001	$17.500	$16.620	$ .12
June 30, 2001	$17.500	$16.500	$ .13
September 30, 2001	$22.000	$16.500	$ .14
December 31, 2001	$20.000	$17.250	$ .14

Payment of dividends on the common stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, Chester Bancorp's results of operations and financial condition, tax considerations, and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends will continue.

Selected Consolidated Financial Information

	At December 31				
(Dollars in thousands)	**2001**	2000	1999	1998	1997
SELECTED FINANCIAL CONDITION DATA:					
Total assets	**$111,761**	$117,580	$120,392	$142,796	$133,777
Loans receivable, net	**41,097**	47,341	48,277	48,209	60,468
Mortgage-backed securities, net(1)	**7,110**	15,585	21,734	21,870	13,758
Investments, net(2)	**59,918**	50,273	45,747	68,218	54,689
Savings deposits	**91,414**	96,991	90,753	99,435	95,362
Securities sold under agreements to repurchase	**—**	—	—	10,880	8,380
Federal funds purchased	**—**	—	2,807	—	—
Federal Home Loan Bank advances	**5,000**	—	5,000	10,000	—
Stockholders' equity	**14,948**	19,880	20,873	21,705	28,988

	Year Ended December 31,				
(Dollars in thousands)	**2001**	2000	1999	1998	1997
SELECTED OPERATING DATA:					
Interest income	**$ 7,342**	$ 7,757	$ 8,266	$ 9,077	$ 9,182
Interest expense	**4,014**	4,139	4,640	5,122	4,647
Net interest income	**3,328**	3,618	3,626	3,955	4,535
Provision for loan losses	**—**	—	200	17	98
Net interest income after provision for loan losses	**3,328**	3,618	3,426	3,938	4,437
Gain on sale of investment securities and mortgage-backed securities	**128**	43	—	33	16
Other non-interest income	**258**	192	1,069	207	203
Non-interest expense	**2,305**	2,323	2,532	2,514	2,835
Income before income taxes	**1,409**	1,530	1,963	1,664	1,821
Income taxes	**392**	439	654	514	511
Net income	**1,017**	1,091	1,309	1,150	1,310
Earnings per share — basic	**$ 1.00**	$ 0.93	$ 1.03	$ 0.75	$ 0.68
Earnings per share — diluted	**$ 0.97**	$ 0.91	$ 1.01	$ 0.73	$ 0.67
Dividends declared per common share	**$ 0.53**	$ 0.43	$ 0.33	$ 0.28	$ 0.25

Selected Consolidated Financial Information (continued)

	At or for the year ended December 31,				
	2001	2000	1999	1998	1997
KEY OPERATING RATIOS(3):					
Performance Ratios:					
Return on average assets (net income divided by average assets)	**0.85%**	0.94%	1.00%	0.82%	0.96%
Return on average equity (net income divided by average equity)	**5.70**	5.35	6.38	4.63	4.28
Interest rate spread (difference between average yield on interest-earning assets and average cost of interest-bearing liabilities) (3)	**2.52**	2.74	2.39	2.31	2.69
Net interest margin (net interest income as a percentage of average interest-earning assets) (3)	**3.03**	3.42	2.97	3.03	3.60
Non-interest expense to average assets	**1.92**	1.99	1.93	1.79	2.07
Average interest-earning assets to average interest-bearing liabilities	**114.46**	118.24	115.71	118.91	125.71
Asset Quality:					
Allowance for loan losses to total loans at end of period	**1.42**	1.25	1.24	0.92	0.72
Ratio of allowance for loan losses to non-performing loans	**458.69**	460.17	698.60	287.41	1,159.97
Net charge-offs to average outstanding loans during the period	**−0.02**	0.02	0.09	0.01	0.08
Ratio of non-performing assets to total assets(4)	**0.13**	0.23	0.23	0.20	0.06
Capital Ratios:					
Average equity to average assets	**14.90**	17.52	15.62	17.74	22.39
Equity to assets at end of period	**13.37**	16.91	17.34	15.20	21.67

	At December 31,				
	2001	2000	1999	1998	1997
OTHER DATA:					
Number of:					
Real estate loans outstanding	**880**	1,023	1,050	1,127	1,317
Deposit accounts	**7,301**	7,888	8,216	9,970	10,391
Full-service offices	**4**	4	4	5	5

(1) Includes mortgage backed securities available for sale of $512,000, $5.1 million, $7.0 million, $11.3 million and $1.6 million, at December 31, 2001, 2000, 1999, 1998 and 1997 respectively.

(2) Includes investment securities, marketable securities, nonmarketable equity securities, interest-bearing deposits, federal funds sold, and certificates of deposits. Includes securities available for sale of $5.2 million, $4.1 million, $5.0 million, $12.5 million and $19.7 million at December 31, 2001, 2000, 1999, 1998 and 1997 respectively.

(3) Information is presented on a tax equivalent basis assuming a tax rate of 34%.

(4) Non-performing assets include loans which are contractually past due 90 days or more, loans accounted for on nonaccrual basis and real estate acquired through foreclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL

The principal business of Chester Bancorp, Inc. and its subsidiaries consists of attracting deposits from the general public and using these funds to originate mortgage loans secured by one-to-four family residences and to invest in investments and mortgage-backed securities. To a lesser extent, the Company engages in various forms of consumer lending. The Company's profitability depends primarily on its net interest income, which is the difference between the interest income it earns on its loans, mortgage-backed securities and investment portfolio and its cost of funds, which consists mainly of interest paid on deposits, securities sold under agreements to repurchase, federal funds purchased and advances from the Federal Home Loan Bank. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on these balances. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

The Company's profitability is also affected by the level of provisions for loan losses, noninterest income and noninterest expense. Noninterest income consists primarily of gains and losses on the sale of investment securities, late charges on loans, and deposit account fees. Noninterest expense consists of salaries and benefits, occupancy related expenses, data processing expenses, deposit insurance premiums paid to the Savings Association Insurance Fund and other operating expenses.

The operations of the Company are significantly influenced by general economic conditions and related monetary and fiscal policies of financial institutions regulatory agencies. Deposit flows and the cost of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting loan demand and the availability of funds.

On October 4, 1996, the Company, completed its conversion from a federal mutual savings bank to a federal capital stock savings bank and simultaneously formed Chester Bancorp, Inc., a Delaware corporation, to act as the holding company of the converted savings bank. Pursuant to the plan of conversion, the Bank converted to a national bank known as Chester National Bank, and a newly chartered bank subsidiary was formed by the Company known as Chester National Bank of Missouri. The stock conversion resulted in the sale and issuance of 2,181,125 shares of $ .01 par value common stock at a price of $10.00 per share. In conjunction with the conversion, the Company loaned $1,745,700 to the Company's employee stock ownership plan for the purchase of 174,570 shares of common stock in connection with the stock conversion. After reducing gross proceeds for conversion costs of $939,363 and $1,745,700 related to the sale of shares to the Company's employee stock ownership plan, net proceeds totaled $19,136,187.

When used in this Annual Report the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, among other things, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, that could cause actual results to differ materially from the historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically declines any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

BUSINESS STRATEGY

The Company's current business strategy is to operate as a well capitalized, profitable and independent community bank dedicated to financing home ownership and consumer needs in its market area and to providing quality service to its customers. The Company has implemented this strategy by: (1) closely monitoring the needs of customers and providing quality service; (2) emphasizing consumer banking by originating residential mortgage loans and consumer loans, and by offering checking accounts and other financial services and products; (3) maintaining asset quality; (4) maintaining significant investments in investment and mortgage-backed securities; (5) maintaining capital in excess of regulatory requirements; (6) increasing earnings; and, (7) managing interest rate risk by attempting to match asset and liability maturities and rates.

FINANCIAL CONDITION

Assets.

The Company's total assets decreased by $5.8 million, or 4.9%, to $111.8 million at December 31, 2001 from $117.6 million at December 31, 2000. The decrease in the Company's asset size was attributable to a $4.9 million, or 24.8% decrease in stockholders' equity. This decrease was the result of a continued effort to repurchase shares. In addition to shares being purchased through the repurchase plan, the Company purchased 273,216 shares through an Offer to Purchase dated July 19, 2001. These shares were purchased at $17.75, plus cost associated with the offer totaling $41,049, which resulted in the total purchase amount of $4,890,633.

Loans receivable decreased $6.2 million or 13.2%, to $41.1 million at December 31, 2001 from $47.3 million at December 31, 2000. The average balance on loans receivable decreased $3.2 million, or 6.6%, for the twelve months ended December 31, 2001. Repayments on loans receivable were $13.4 million for 2001 compared to $9.7 for 2000. New loan originations decreased to $7.4 million in 2001 from $8.8 million in 2000. Refinancing volume was high due to the low level of interest rates throughout 2001.

Mortgage-backed securities at December 31, 2001 were $7.1 million compared to $15.6 million at December 31, 2000. Investment securities, marketable securities and nonmarketable equity securities increased $947,000, or 2.4%, to $39.8 million at December 31, 2001. The funds received from the decline in mortgage-backed securities were used to purchase additional shares of treasury stock.

On a combined basis cash, interest-bearing deposits, federal funds sold and certificates of deposit, increased $8.3 million, or 65.6%, to $21.0 million at December 31, 2001 from $12.7 million at December 31, 2000. Management invested the funds received from maturing investment securities, calls and sales, and the principal repayment on mortgage-backed securities into short-term interest-bearing deposits.

Liabilities.

Savings deposits decreased $5.6 million, or 5.8%, to $91.4 million at December 31, 2001 from $97.0 million at December 31, 2000. The decrease in savings deposits reflects management's decision to compete less aggressively on savings rates during a low interest rate environment.

Advances from the Federal Home Loan Bank (FHLB) were $5.0 million at December 31, 2001, whereas the Company had no FHLB advances at December 31, 2000. The advance has a ten year term at a fixed rate of interest. Management invested the funds from the advances into U.S. government agency securities with a five year maturity. The average balance and the average cost of borrowed money for 2001 was $4.9 million and 4.86%, respectively, compared to $1.6 million and 6.05% for 2000, respectively.

Over the last several years, the Company has maintained a deposit relationship with Gilster-Mary Lee, which at times has had as much as $25 million in funds on deposit, typically with short terms. At December 31, 2001 and 2000, the balance of funds on deposit with the Company was $21.7 million and $24.1 million, respectively.

A significant loss of funds from Gilster-Mary Lee could impair future earnings as there is no intent to replace the Gilster-Mary Lee savings deposits with other wholesale funds. At December 31, 2001, the Company maintained an adequate liquidity level to cover the withdrawal of such deposits and/or additional reduction of such borrowings.

RESULTS OF OPERATIONS

The Company's operating results depend primarily on its level of net interest income, which is the difference between the interest income earned on its interest-earning assets (loans, mortgage-backed securities, investment securities, and interest-bearing deposits) and the interest expense paid on its interest-bearing liabilities (deposits and borrowings). Operating results are also significantly affected by provisions for losses on loans, noninterest income, and noninterest expense. Each of these factors is significantly affected not only by the Company's policies, but, to varying degrees, by general economic and competitive conditions and by policies of federal regulatory authorities.

AVERAGE BALANCES, INTEREST AND AVERAGE YIELDS/COST

The following table sets forth certain information for the periods indicated regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and average yields and costs. Yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances instead of daily balances, which management believes has not caused any material difference in the information presented.

	2001			2000			1999		
(Dollars in thousands)	Average balance	Interest	Average yield/ cost	Average balance	Interest	Average yield/ cost	Average balance	Interest	Average yield/ cost
Interest-earning assets:									
Loans receivable, net(1)	**$ 44,910**	**$3,663**	**8.16%**	$ 48,061	$4,032	8.39%	$ 47,580	$3,931	8.26%
Investments, net(2)(3)	**37,254**	**2,389**	**6.41**	40,259	2,569	6.38	44,546	2,599	5.83
Mortgage-backed securities, net	**12,435**	**751**	**6.04**	18,475	1,131	6.12	24,867	1,459	5.87
Interest-bearing deposits(4)	**20,398**	**698**	**3.42**	3,863	192	4.97	8,831	392	4.44
Total interest-earning assets	**114,997**	**7,501**	**6.52**	110,658	7,924	7.16	125,824	8,381	6.66
Noninterest-earning assets	**4,747**			5,859			5,435		
Total assets	**$119,744**			$116,517			$131,259		
Interest-bearing liabilities:									
Deposits	**$ 95,678**	**3,781**	**3.95**	$ 91,962	4,041	4.39%	$ 96,389	4,048	4.20
Securities sold under agreements to repurchase	—	—	—	—	—	—	2,588	113	4.37
Federal funds purchased	—	—	—	884	56	6.33	381	22	5.77
Other short-term borrowed money	—	—	—	142	11	8.40	—	—	—
FHLB Advances	**4,794**	**233**	**4.86**	601	31	5.16	9,384	457	4.87
Total interest-bearing liabilities	**100,472**	**4,014**	**4.00**	93,589	4,139	4.42	108,742	4,640	4.27
Noninterest-bearing liabilities	**1,434**			2,510			2,008		
Total liabilities	**101,906**			96,099			110,750		
Stockholders' equity	**17,838**			20,418			20,509		
Total liabilities and stockholders' equity	**$119,744**			$116,517			$131,259		
Net interest income		**$3,487**			$3,785			$3,741	
Interest rate spread (5)			**2.52%**			2.74%			2.39%
Net interest margin (6)			**3.03%**			3.42%			2.97%
Ratio of average interest-earning assets to average interest-bearing liabilities			**114.46%**			118.24%			115.71%

(1) Average balance includes nonaccrual loans.
(2) Includes FHLB stock, FRB stock, marketable securities and investment securities.
(3) Information is presented on a tax equivalent basis assuming a tax rate of 34%.
(4) Includes interest-bearing deposits, federal funds sold, bankers' acceptances and certificates of deposit.
(5) Represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(6) Represents net interest income as a percentage of average interest-earning assets.

RATE/VOLUME ANALYSIS

The following table sets forth the effects of changing volumes and rates on net interest income of the Company. Information is provided with respect to (i) effects on interest income and expense attributable to changes in volume (changes in volume when multiplied by prior rate); (ii) effects on interest income and expense attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes in rate volume (change in rate multiplied by change in volume). Information is presented on a tax equivalent basis assuming a tax rate of 34% for all years presented.

	2001 Compared to 2000				2000 Compared to 1999			
(Dollars in thousands)	Volume	Rate	Rate/ Volume	Total Increase (Decrease)	Volume	Rate	Rate/ Volume	Total Increase (Decrease)
Interest-earning assets:								
Loans receivable, net(1)	**$(264)**	**$(112)**	**$ 7**	**$(369)**	$ 40	$ 61	$ 1	$ 102
Investments, net(2)(3)	**(192)**	**13**	**(1)**	**(180)**	(250)	244	(23)	(29)
Mortgage-backed securities, net	**(370)**	**(15)**	**5**	**(380)**	(375)	62	(16)	(329)
Interest-bearing deposits(4)	**822**	**(60)**	**(256)**	**506**	(222)	46	(26)	(202)
Total net change in income on interest-earning assets	**(4)**	**(174)**	**(245)**	**(423)**	(807)	413	(64)	(458)
Interest-bearing liabilities:								
Deposits	**163**	**(407)**	**(16)**	**(260)**	(186)	187	(9)	(8)
Borrowings	**191**	**(19)**	**(37)**	**135**	(515)	156	(135)	(494)
Total net change in expense on interest-bearing liabilities	**354**	**(426)**	**(53)**	**(125)**	(701)	343	(144)	(502)
Net change in net interest income	**$(358)**	**$ 252**	**$(192)**	**$(298)**	$(106)	$ 70	$ 80	$ 44

(1) Average balance includes nonaccrual loans.
(2) Includes FHLB stock, FRB stock, marketable securities and investment securities.
(3) Information is presented on a tax equivalent basis assuming a tax rate of 34%.
(4) Includes interest-bearing deposits, federal funds sold, bankers' acceptances and certificates of deposits.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Net Income

The Company's net income for 2001 was $1.0 million compared to $1.1 million for 2000. The lower net income level in 2001 reflects a $290,000 decline in net interest income, positively offset by a $151,000 increase in noninterest income. The decline in interest income resulted from a decrease in the Company's interest spread.

Net Interest Income.

Net interest income decreased $290,000, or 8.0%, to $3.3 million for 2001 from $3.6 million for 2000. The decrease in net interest income was the result of a $415,000 decrease in interest income, positively offset by a $125,000 decrease in interest expense. The decrease in net interest income was the result of a decline in the ratio of average interest-earning assets to average interest-bearing liabilities of 114.46% in 2001 from 118.24% in 2000.

Interest Income.

Interest income on loans receivable totaled $3.7 million for 2001 compared to $4.0 million for 2000. The $369,000, or 9.2%, decrease in interest income on loans receivable resulted from a $3.2 million, or 6.6%, decrease in the average balance of loans receivable. The impact of decreased volume was further impacted by a decline in the average yield on loans receivable of 8.16% in 2001 from 8.39% in 2000.

Interest income on mortgage-backed securities decreased $380,000, or 33.6%, to $751,000 for 2001 from $1.1 million for 2000. The decrease in interest income on mortgage-backed securities resulted from a $6.0 million, or 32.7%, decrease in the average balance of mortgage-backed securities. The impact of a decreased average balance was further impacted by a decrease in the average yield on mortgage-backed securities of 6.04% in 2001 from 6.12% in 2000. Management used funds received from the decline in mortgage-backed securities to purchase additional shares of treasury stock.

Interest earned on investment securities totaled $2.2 million for 2001 compared to $2.4 million for 2000. The $172,000, or 7.2% decrease in interest income on investment securities resulted from a $3.0 million, or 7.5%, decrease in the average balance of investment securities. The average yield on investment securities for 2001 and 2000 was 6.41% and 6.38%, respectively. Management used funds received from the decline in investment securities to purchase additional shares of treasury stock.

Interest income on interest-bearing deposits, federal fund sold and certificates of deposit, totaled $698,000 for 2001 compared to $192,000 for 2000. The $506,000, or 263.5%, increase in interest income on interest-bearing deposits resulted from a $16.5 million, or 428.0%, increase in the average balance of interest-bearing deposits. The increase in interest income from interest-bearing deposits was partially offset by a decrease in the average yield on interest-bearing deposits of 3.42% in 2001 from 4.97% in 2000. The increase in the average balance on interest-bearing deposits resulted primarily from management's decision to invest excess funds into short-term, interest-bearing deposits while longer term investment opportunities were evaluated.

Interest Expense.

Interest expense decreased $125,000, or 3.0%, during 2001. Interest expense on savings deposits decreased $260,000, or 6.4%, to $3.8 million for 2001 from $4.0 million for 2000. This decrease resulted primarily from the decrease in the average cost of deposit to 3.95% in 2001 from 4.39% in 2000. The decrease in the average cost of deposits was due to the lower interest rate environment.

Interest expense on FHLB advances increased $202,000, or 651.6%, for 2001 from $31,000 for 2000. The Company borrowed $5.0 million from the FHLB in January 2001 and invested the funds in a U.S. government agency security with a five year maturity. The average balance and the average cost on FHLB advances for 2001 and 2000 was $4.8 million and 4.86%, and $601,000 and 5.16%, respectively.

Interest expense on federal funds purchased decreased $56,000, or 100.0%, for 2001. The Company had no federal funds purchased during 2001, whereas the average balance and the average cost on federal funds purchased for 2000 was $884,000 and 6.33%, respectively.

Provision for Loan Losses.

The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risk inherent in its loan portfolio and the general economy. Such evaluation considers numerous factors including general economic conditions, loan portfolio composition, prior loss experience, the estimated fair value of the underlying collateral, and other factors that warrant recognition in providing for an adequate loan loss allowance.

The Company had no provisions for loan losses during 2001 and 2000 as no significant problem loans were identified and the allowance for loan losses was deemed by management to be adequate.

The Company's allowance for loan losses was $591,000, or 1.42%, of loans outstanding at December 31, 2001, compared to $598,000, or 1.25%, of loans outstanding at December 31, 2000. The Company's level of net loans charged-off (recovered) during the year ended December 31, 2001 was ($7,000), which represented −.02% of average loans receivable outstanding. Based on current levels in the allowance for loan losses in relation to loans receivable and delinquent loans, management's continued effort to favorably resolve problem loan situations, and the low level of charge-offs in recent years, management believes the allowance is adequate at December 31, 2001. At December 31, 2001, loans 90 days or more delinquent totaled $129,000, or .31% of net loans receivable, compared to $130,000, or .27% of net loans receivable at December 31, 2000.

The allowance for loan losses is maintained to absorb losses inherent in the loan portfolio. The balance of the allowance is based on ongoing, quarterly assessments of the probable estimated losses in the loan portfolio. The Bank's methodology for assessing the appropriateness of the allowance consists of applying several formula methods to identified problem loans and portfolio segments. The allowance is calculated by applying loss factors to outstanding loan balances, based on a internal risk grade of such loans or pools of loans. Changes in risk grades of both performing and nonperforming loans affect the amount of the allowance. Loss factors are based primarily on historical loss experience over the past three to five years, and may be adjusted for other significant conditions that, in management's judgement, affect the collectibility of the loan portfolio.

Since the allowance for loan losses is based upon estimates of probable losses, the amount actually observed can vary significantly from the estimated amounts. The historical loss factors attempt to reduce this variance by taking into account recent loss experience. Management evaluates several other conditions in connection with the allowance, including general economic and business conditions, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the portfolio, and regulatory examination results. The formulas used in the analysis were changed in 2001 to reflect the changing mix of the loan portfolio. Management believes the current balance of the allowance for loan losses is adequate. Management will continue to monitor the loan portfolio and assess the adequacy of the allowance at least quarterly.

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and, accordingly, provisions for loan losses are based on management's assessment of the factors set forth above. The Company regularly reviews its loan portfolio, including problem loans, to determine whether any loans are impaired, require classification and/or the establishment of appropriate reserves. Management believes it has established its existing allowance for loan losses in accordance with GAAP; however, future additions may be necessary if economic conditions or other circumstances differ substantially from the assumptions used in making the initial determination.

Noninterest Income.

Noninterest income was $386,000 for 2001 compared to $235,000 for 2000. The $151,000, or 64.3%, increase resulted primarily from the impact of the $128,000 net gain on the sale of investment securities, marketable securities and mortgage-backed securities during 2001, combined with a $30,000 increase in late charges and other fee income and a $36,000 increase in other noninterest income. The increase in other noninterest income was primarily due to a $31,000 state income tax refund for a prior accounting period.

Noninterest Expense.

Noninterest expense decreased $18,000, or .8%, for 2001. The decrease in noninterest expense resulted primarily from a $29,000 decrease in professional fees, combined with a $7,000 decrease in data processing expense and a $5,000 decrease in advertising expense, partially offset by a $10,000 increase in compensation and employee expense and a $13,000 increase in occupancy expense. These fluctuations are the result of normal operating procedures.

Income Tax Expense.

Income tax expense for 2001 was $392,000 compared to $439,000 for 2000. The Company's effective tax rate for 2001 and 2000 was 27.9% and 28.7%, respectively. The effective tax rate for each year was below the statutory federal rate of 34% due to the Company's investment in tax exempt securities.

ASSET/LIABILITY MANAGEMENT

The principal operating objective of the Company is the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Since the Company's principal interest-earning assets have substantially longer terms to maturity than its primary source of funds, i.e., deposit liabilities, increases in general interest rates will generally result in an increase in the Company's cost of funds before the yield on its asset portfolio adjusts upward. The Company has generally sought to reduce its exposure to adverse changes in interest rates by attempting to achieve a closer match between the periods in which their interest-bearing liabilities and interest-earning assets can be expected to reprice through the origination of adjustable-rate mortgages and investment in loans and securities with shorter terms.

The term "interest rate sensitivity" refers to those assets and liabilities which mature and reprice periodically in response to fluctuations in market rates and yields. Many banks have historically operated in a mismatched position with interest-sensitive liabilities greatly exceeding interest-sensitive assets in the short-term time periods. As noted above, one of the principal goals of the Company's asset/liability program is to more closely match the interest rate sensitivity characteristics of the asset and liability portfolios.

In order to increase the interest rate sensitivity of its assets, the Company has originated adjustable rate residential mortgage loans and maintained a consistent level of short- and intermediate-term investment securities and interest-bearing deposits. At December 31, 2001, the Company had $11.2 million of adjustable rate mortgages, $21.1 million of investment securities, mortgage-backed securities and interest-bearing deposits maturing within one year, and $21.9 million of investment securities and mortgage-backed securities maturing within one to five years. In addition, at December 31, 2001, the Company had $2.7 million of consumer loans which typically have maturities of five years or less.

In managing its future interest rate sensitivity, the Company intends to continue to stress the origination of adjustable rate mortgages and loans with shorter maturities, the maintenance of a consistent level of short- and intermediate-term securities, and pricing strategies that will extend the term of deposit liabilities.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of funds consist of deposits, securities sold under agreements to repurchase, repayments and prepayments of loans and mortgage-backed securities, maturities of investments and interest-bearing deposits, and funds provided from operations. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Company manages the pricing of its deposits to maintain a steady deposit base. The Company uses its liquidity resources principally to fund existing and future loan commitments, to fund maturing certificates of deposit and deposit withdrawals, to invest in other interest-bearing assets, to maintain liquidity, and to meet operating expenses. Management anticipates that loan repayments and other sources of funds will be adequate to meet and exceed the Company's liquidity needs for 2002.

A major portion of the Company's liquidity consists of cash and cash equivalents, which include investments in highly liquid, short-term deposits. The level of these assets is dependent on the Company's operating, investing, lending and financing activities during any given period. At December 31, 2001, cash and cash equivalents totaled $21.0 million.

The primary investing activities of the Company include origination of loans and purchase of mortgage-backed securities and investment securities. During the year ended December 31, 2001, purchases of investment securities and mortgage-backed securities totaled $40.6 million and $1.5 million, respectively, while loan originations totaled $7.4 million. These investments were funded primarily from loan and mortgage-backed security repayments of $19.8 million and investment security sales and maturities of $43.6 million, and FHLB advances of $5.00 million.

In April 1997, the Company announced its initial plan to repurchase 5% of its then outstanding common stock. Since that time the Company has continued to repurchase shares when it was determined to be advisable by the Board of Directors and authorized by the appropriate regulatory authorities. As of December 31, 2001, the Company had repurchased approximately 1,204,000, or 55.2%, of its common shares. Management expects to continue to repurchase common shares when it is viewed as a method of increasing value to the Company's stockholders.

As part of the Company's repurchase plan, the Company purchased 273,216 shares at the purchase price of $17.75 per share during an Offer to Purchase dated July 9, 2001. After costs associated with this offer, the total purchase amount was $4,890,633.

Liquidity management is both a daily and long-term function of business management. If the Company requires funds beyond its ability to generate them internally, the Company believes that it could borrow additional funds from the Federal Home Loan Bank or through federal funds purchased. At December 31, 2001, the Company had $5.0 million of long-term advances from the FHLB.

At December 31, 2001, the Company exceeded all of its regulatory capital requirements.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and results of operations in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation. Unlike most industrial companies, virtually all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" was issued to address financial reporting and obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities and to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal operations of a long-lived asset, except for certain obligations of lessees. Statement No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not believe the adoption of Statement No. 143 will have a significant impact on its financial statements.

In August, 2001, Statement on Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued to supersede Statement No. 121 "Accounting for the Impairment and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30 "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". Statement No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. Management does not believe the adoption of Statement No. 143 will have a significant impact on its financial statements.

Independent Auditor's Report

To the Board of Directors
Chester Bancorp, Inc.
Chester, Illinois

We have audited the accompanying consolidated balance sheets of Chester Bancorp, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Chester Bancorp, Inc. for the year ended December 31, 1999 were audited by other auditors whose report, dated January 28, 2000, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chester Bancorp, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Springfield, Illinois
January 25, 2002

Chester Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets

December 31, 2001 and 2000	**2001**	2000
ASSETS		
Cash	**$ 851,602**	$ 1,220,381
Interest-bearing deposits	**3,406,480**	4,417,973
Federal funds sold	**16,760,000**	6,050,000
Total cash and cash equivalents	**21,018,082**	11,688,354
Certificates of deposit	**—**	1,000,000
Investment securities:		
Available for sale, at fair value (cost of $1,659,955 and $1,750,000 at December 31, 2001 and 2000, respectively)	**1,632,477**	1,754,036
Held to maturity, at cost (fair value of $35,273,053 and $34,733,050 at December 31, 2001 and 2000, respectively)	**34,572,352**	34,728,445
Nonmarketable equity securities	**3,547,000**	2,322,500
Mortgage-backed securities:		
Available for sale, at fair value (cost of $500,338 and $5,132,377 at December 31, 2001 and 2000, respectively)	**511,578**	5,097,460
Held to maturity, at cost (fair value of $6,689,342 and $10,417,435 at December 31, 2001 and 2000, respectively)	**6,598,411**	10,487,947
Loans, net of the allowance for loan losses ($590,590 and $597,580 at December 31, 2001 and 2000, respectively)	**41,097,027**	47,340,779
Accrued interest receivable	**778,175**	1,108,650
Office properties and equipment, net	**1,527,507**	1,423,951
Other assets	**478,689**	627,423
Total assets	**$111,761,298**	$117,579,545
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits:		
Non-interest bearing	**$ 5,022,030**	$ 4,957,853
Interest bearing	**86,391,754**	92,033,633
FHLB advances	**5,000,000**	—
Advance payments by borrowers for taxes and insurance	**183,378**	394,401
Accrued interest payable	**61,826**	187,733
Accrued expenses and other liabilities	**154,510**	126,165
Total liabilities	**96,813,498**	97,699,785
Commitments and Contingencies (Notes 11 and 12)		
Stockholders' Equity		
Common stock, $.01 par value, 3,000,000 shares authorized, 2,182,125 shares issued	**21,821**	21,821
Additional paid-in capital	**21,268,104**	21,393,214
Retained earnings, substantially restricted	**15,737,450**	15,252,238
Accumulated other comprehensive (loss)	**(10,068)**	(19,147)
Unearned ESOP shares	**(1,428,120)**	(1,483,080)
Unearned restricted stock awards	**(61,092)**	(227,286)
Treasury stock, at cost: 1,204,155 and 895,979 shares at December 31, 2001 and 2000, respectively	**(20,580,295)**	(15,058,000)
Total stockholders' equity	**14,947,800**	19,879,760
Total liabilities and stockholders' equity	**$111,761,298**	$117,579,545

See Notes to Consolidated Financial Statements.

Chester Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income

Years Ended December 31, 2001, 2000 and 1999	**2001**	2000	1999
Interest income:			
Loans	**$3,662,799**	$4,032,225	$3,930,511
Investment securities	**2,230,428**	2,402,502	2,484,070
Mortgage-backed securities	**751,323**	1,130,549	1,459,347
Other	**697,595**	192,282	392,270
Total interest income	**7,342,145**	7,757,558	8,266,198
Interest expense:			
Deposits	**3,780,633**	4,040,678	4,047,612
Other borrowings	**233,333**	98,568	592,623
Total interest expense	**4,013,966**	4,139,246	4,640,235
Net interest income	**3,328,179**	3,618,312	3,625,963
Provision for loan losses	**—**	—	200,000
Net interest income after provision for loan losses	**3,328,179**	3,618,312	3,425,963
Noninterest income:			
Late charges, deposit account fees, and other fees	**190,845**	160,350	134,181
Gain on sale of investment securities, net	**60,318**	42,200	11
Gain on sale of mortgage-backed securities, net	**67,430**	1,139	—
Gain on sale of branch	**—**	—	915,534
Other	**67,651**	31,435	19,441
Total noninterest income	**386,244**	235,124	1,069,167
Noninterest expense:			
Compensation and employee benefits	**1,274,241**	1,264,442	1,342,858
Occupancy	**288,344**	274,928	288,861
Data processing	**146,072**	153,602	160,961
Advertising	**45,322**	50,473	40,859
Federal deposit insurance premiums	**18,188**	19,112	57,641
Professional fees	**210,622**	239,428	256,678
Other	**322,291**	321,335	384,495
Total noninterest expense	**2,305,080**	2,323,320	2,532,353
Income before income taxes	**1,409,343**	1,530,116	1,962,777
Income taxes	**392,738**	438,734	654,091
Net income	**$1,016,605**	$1,091,382	$1,308,686
Basic net income per share	**$ 1.00**	$ 0.93	$ 1.03
Diluted net income per share	**$ 0.97**	$ 0.91	$ 1.01

See Notes to Consolidated Financial Statements

Chester Bancorp, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2001, 2000 and 1999	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings, Substantially Restricted	Accumulated Other Comprehensive (Loss) Income	Unearned ESOP Shares	Unearned Restricted Stock Awards	Treasury stock Shares	Treasury stock Amount	Total Stockholders' Equity
Balance, December 31, 1998	2,182,125	$21,821	$21,650,837	$13,803,400	$ 93,610	$(1,592,980)	$(559,674)	700,137	$(11,711,926)	$21,705,088
Net income	—	—	—	1,308,686	—	—	—			1,308,686
Purchase of treasury stock	—	—	—	—	—	—	—	106,044	(1,781,412)	(1,781,412)
Issuance of treasury stock for restricted stock awards	—	—	(166,110)	(9,874)	—	—	—	(11,865)	175,984	—
Stock options exercised	—	—	—	(1,526)	—	—	—	(1,744)	25,942	24,416
Amortization of stock awards	—	—	—	—	—	—	166,194	—	—	166,194
ESOP shares released	—	—	37,258	—	—	54,940	—	—	—	92,198
Dividends on common stock at $.33 per share	—	—	—	(419,213)	—	—	—	—	—	(419,213)
Change in unrealized (loss) on securities available for sale, net of tax of $(138,283)	—	—	—	—	(222,775)	—	—	—	—	(222,775)
Balance, December 31, 1999	2,182,125	21,821	21,521,985	14,681,473	(129,165)	(1,538,040)	(393,480)	792,572	(13,291,412)	20,873,182
Net income	—	—	—	1,091,382	—	—	—	—	—	1,091,382
Purchase of treasury stock	—	—	—	—	—	—	—	121,818	(2,040,452)	(2,040,452)
Issuance of treasury stock for restricted stock awards	—	—	(166,110)	(10,382)	—	—	—	(11,865)	176,492	—
Stock options exercised	—	—	—	(5,728)	—	—	—	(6,546)	97,372	91,644
Amortization of stock awards	—	—	—	—	—	—	166,194	—	—	166,194
ESOP shares released	—	—	37,339	—	—	54,960	—	—	—	92,299
Dividends on common stock at $.43 per share	—	—	—	(504,507)	—	—	—	—	—	(504,507)
Change in unrealized gain on securities available for sale, net of tax of $67,430	—	—	—	—	110,018	—	—	—	—	110,018
Balance, December 31, 2000	2,182,125	21,821	21,393,214	15,252,238	(19,147)	(1,483,080)	(227,286)	895,979	(15,058,000)	19,879,760
Net income	—	—	—	1,016,605	—	—	—	—	—	1,016,605
Purchase of treasury stock	—	—	—		—	—	—	320,914	(5,711,772)	(5,711,772)
Issuance of treasury stock for restricted stock awards	—	—	(166,110)	(10,382)	—	—	—	(11,865)	176,492	—
Stock options exercised	—	—	—	(763)	—	—	—	(873)	12,985	12,222
Amortization of stock awards	—	—	—	—	—	—	166,194	—	—	166,194
ESOP shares released	—	—	41,000	—	—	54,960	—	—	—	95,960
Dividends on common stock at $.53 per share	—	—	—	(520,248)	—	—	—	—	—	(520,248)
Change in unrealized gain on securities available for sale, net of tax of $5,564	—	—	—	—	9,079	—	—	—	—	9,079
Balance, December 31, 2001	2,182,125	$21,821	$21,268,104	$15,737,450	$ (10,068)	$(1,428,120)	$ (61,092)	1,204,155	$(20,580,295)	$14,947,800

See Notes to Consolidated Financial Statements.

Chester Bancorp, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income

Years Ended December 31, 2001, 2000 and 1999	**2001**	2000	1999
Net income	**$1,016,605**	$1,091,382	$1,308,686
Other comprehensive income (loss), net of tax:			
Unrealized holding gain (loss) on securities available for sale (net of tax of $54,109, $83,899 and ($138,287) for 2001, 2000 and 1999, respectively)	**88,282**	136,888	(222,768)
Less adjustment for realized gains included in net income (net of tax of $(48,545), $(16,469) and $(4) for 2001, 2000 and 1999, respectively)	**(79,203)**	(26,870)	(7)
Total other comprehensive income (loss)	**9,079**	110,018	(222,775)
Comprehensive income	**$1,025,684**	$1,201,400	$1,085,911

See Notes to Consolidated Financial Statements.

Chester Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

Years Ended December 31, 2001, 2000 and 1999	**2001**	2000	1999
Cash Flows from Operating Activities			
Net income	$ **1,016,605**	$ 1,091,382	$ 1,308,686
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization:			
Office properties and equipment	**153,309**	150,528	147,765
Deferred fees, discounts, and premiums	**(87,399)**	43,601	5,134
Stock plans	**274,376**	350,137	258,392
Provision for deferred taxes	**9,397**	(15,000)	(104,404)
(Increase) decrease in accrued interest receivable	**330,475**	42,530	(241,227)
Increase (decrease) in accrued interest payable	**(125,907)**	48,664	(76,351)
Gain on sale of investment securities, net	**(60,318)**	(42,200)	(11)
Gain on sale of mortgage-backed securities, net	**(67,430)**	(1,139)	—
Gain on sale of branch	—	—	(915,534)
Provision for loan losses	—	—	200,000
FHLB stock dividend	**(97,000)**	(44,300)	—
Net change in other assets and other liabilities	**21,917**	(333,383)	554,635
Net cash provided by operating activities	**1,368,025**	1,290,820	1,137,085
Cash Flows from Investing Activities			
Investment securities:			
Available-for-sale:			
Purchases	**(5,756,442)**	(1,741,082)	(400,000)
Proceeds from sales	**4,883,555**	2,258,282	400,000
Proceeds from calls and maturities	**1,000,000**	500,000	7,235,000
Held-to-maturity:			
Purchases	**(32,665,000)**	(2,700,000)	(94,215,397)
Proceeds from maturities and paydowns	**32,896,145**	4,149,000	98,104,167
Nonmarketable equity securities:			
Purchases	**(2,150,000)**	—	—
Proceeds from sales	**1,045,750**	—	—
Proceeds from calls and maturities	—	—	229,437
Mortgage-backed securities:			
Available-for-sale:			
Proceeds from sales	**3,794,185**	538,389	—
Proceeds from maturities and paydowns	**910,817**	1,509,219	3,999,603
Held-to-maturity:			
Purchases	**(1,497,672)**	—	(10,882,216)
Proceeds from maturities and paydowns	**5,393,027**	4,214,016	6,786,882
Principal repayments on loans	**13,447,983**	9,661,854	14,993,527
Origination of loans	**(7,367,780)**	(8,778,943)	(15,620,100)
Purchase of certificates of deposit	—	(1,000,000)	—
Proceeds from the maturity of certificates of deposit	**1,000,000**	—	95,000
Cash paid upon sale of branch	—	—	(8,277,427)
Proceeds from sales of real estate acquired through foreclosure	**304,745**	95,226	248,292
Purchase of office properties and equipment	**(256,865)**	(50,283)	(72,046)
Net cash provided by investing activities	**14,982,448**	8,655,678	2,624,722
Cash Flows from Financing Activities			
Increase (decrease) in deposits	**(5,577,702)**	6,238,545	595,789
Increase (decrease) in securities sold under agreements to repurchase	—	—	(10,880,389)
Proceeds from (payments on) FHLB advances	**5,000,000**	(5,000,000)	(5,000,000)
Proceeds from (payments on) federal funds purchased	—	(2,807,000)	2,807,000
Increase (decrease) in advance payments by borrowers for taxes and insurance	**(211,023)**	17,970	(43,121)
Purchase of treasury stock	**(5,711,772)**	(2,040,452)	(1,781,412)
Dividends paid	**(520,248)**	(504,507)	(419,213)
Net cash (used in) financing activities	**(7,020,745)**	(4,095,444)	(14,721,346)
Net increase (decrease) in cash and cash equivalents	**9,329,728**	5,851,054	(10,959,539)
Cash and cash equivalents:			
Beginning of year	**11,688,354**	5,837,300	16,796,839
End of year	**$ 21,018,082**	$11,688,354	$ 5,837,300
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for:			
Interest paid	$ **4,139,873**	$ 4,090,582	$ 4,716,586
Income taxes paid	**350,130**	777,099	328,090
Supplemental Schedule of Noncash Investing and Financing Activities			
Loans transferred to real estate acquired by foreclosure	$ **164,544**	$ 45,776	$ 408,299

See Notes to Consolidated Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations — Chester Bancorp, Inc. and Subsidiaries (the Company) provides a full range of financial services to individual and corporate customers through its home office in Chester, Illinois, and its two banking offices in neighboring cities in Southern Illinois and two banking offices in Perryville, Missouri. The Company is subject to competition from other financial institutions in the area, is subject to the regulations of certain federal agencies, and undergoes periodic examinations by those regulatory authorities.

The Company has not included segment disclosures regarding specific segments since management makes operating decisions and assesses performance based on the Company as a whole.

The significant accounting and reporting policies of the Company and its subsidiary follow:

Basis of Consolidation and Financial Statement Presentation — The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Chester National Bank and Chester National Bank of Missouri. Significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America and conform to predominate practice within the banking industry.

In preparing the consolidated financial statements, Company management is required to make estimates and assumptions, which significantly affect the amounts reported in the consolidated financial statements. Significant estimates which are particularly susceptible to change in a short period of time include the market value of investment and mortgage-backed securities, the determination of the allowance for loan losses and valuation of real estate and other properties acquired in connection with foreclosures or in satisfaction of amounts due from borrowers on loans. Actual results could differ from those estimates.

Cash and Cash Equivalents — For purposes of reporting cash flows, cash equivalents include cash and amounts due from depository institutions, interest-bearing deposits in other depository institutions, excluding certificates of deposits, and federal funds sold.

Securities Held to Maturity — Debt securities and mortgage backed securities for which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives, is included in interest income.

Securities Available for Sale — Securities classified as available for sale are those debt securities, mortgage backed securities, mutual fund shares and marketable equity securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors.

Securities available for sale are reported at fair value with unrealized gains or losses reported as a separate component of other comprehensive income, net of the related deferred tax effect. The amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives, are recognized in interest income.

Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Declines in the fair value of individual securities classified as either held to maturity or available for sale below their amortized cost that are determined to be other than temporary result in write-downs of the individual securities to their fair value with the resulting write-downs included in current earnings as realized losses.

Nonmarketable Equity Securities — Nonmarketable equity securities at December 31, 2001 and 2000 include equity investments in local community organizations and Federal Home Loan Bank and Federal Reserve Bank stock. These securities are carried at cost, as they have no readily ascertainable market value.

Loans — Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the unpaid principal amounts less the allowance for loan losses and net deferred loan origination fees.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loan origination fees, net of certain direct loan origination costs are deferred and amortized to interest income over the contractual lives of the loans using the level yield method.

Interest on loans is accrued based upon the principal amounts outstanding. The Company's policy is to discontinue the accrual of interest income on any loan when, in the opinion of management, there is reasonable doubt as to the timely collectibility of interest or principal or generally when a loan becomes contractually past due ninety days or more with respect to principal or interest. Accrued interest on nonaccrual loans is reversed and offset against interest income in the period the loan is deemed uncollectible. Nonaccrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collectibility of interest or principal.

Allowance for Loan Losses — The Company considers a loan to be impaired when management believes it is probable that it will be unable to collect all principal and interest due according to the contractual terms of the loan. If a loan is impaired, the Company records a loss valuation equal to the excess of the loan's carrying value over the present value of the estimated future cash flows discounted at the loan's effective rate, based on the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. One-to-four family residential loans and consumer loans are collectively evaluated for impairment. Loans on residential properties with greater than four units and loans on construction and development and commercial properties are evaluated for impairment on a loan-by-loan basis.

The allowance for loan losses is established through a provision for loan losses charged to operating expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrowers' ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, various regulatory agencies periodically review the allowance for loan losses. These agencies may require the Banks to make additions to the allowance for loan losses based on their judgments of collectibility based on information available to them at the time of their examination.

Office Properties and Equipment — Office properties and equipment are stated at cost, less accumulated depreciation. Depreciation charged to operations is primarily computed utilizing the straight-line method over the estimated useful lives of the related assets. Estimated lives are 10 to 35 years for buildings and improvements, and 3 to 15 years for furniture and equipment. Management periodically reviews the carrying value of its long-lived assets to determine if an impairment has occurred or whether changes in circumstances have occurred that would require a revision to the remaining useful life. In making such determination, management evaluates the performance, on an undiscounted basis, of the underlying operations or assets, which give rise to such amount.

Income Taxes — Deferred taxes are provided on a liability method which recognizes deferred tax assets for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Stock Option Plan— The Company accounts for its stock option grants in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, accordingly no compensation expense is recognized for the stock grants if the exercise price is equal to or more than the fair value of the shares at the date of the grant. Proforma information regarding net income and earnings per share as calculated under the provisions of Statement 123, *Accounting for Stock Based Compensation* is provided in Note 10.

Net Income Per Share — Basic net income per share is determined by dividing net income for the year by the weighted average number of common shares.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Diluted net income per share considers the potential dilutive effects of the exercise of the outstanding stock options under the Company's stock option plan.

The following reflects net income per share calculations for basic and diluted methods:

	2001	2000	1999
Net income available to common shareholders	$1,016,605	$1,091,382	$1,308,686
Basic average common shares outstanding	$1,012,230	$1,170,331	$1,265,404
Dilutive potential due to stock options	39,483	31,818	32,836
Average number of common shares and dilutive potential common shares outstanding	1,051,713	1,202,149	1,298,240
Basic net income per share	$ 1.00	$ 0.93	$ 1.03
Diluted net income per share	$ 0.97	$ 0.91	$ 1.01

Accounting for Asset Retirement Obligations — In June 2001, Statement on Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" was issued to address financial reporting and obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities and to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal operations of a long-lived asset, except for certain obligations of lessees. Statement No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not believe the adoption of statement No. 143 will have a significant impact on the financial statements.

Accounting for the Impairment or Disposal of Long-Lived Assets — In August 2001, Statement on Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued to supersede Statement No 121 "Accounting for the Impairment and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30 "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". Statement No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. Management does not believe the adoption of statement No. 144 will have a significant impact on the financial statements.

NOTE 2. INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available for sale follow:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Mutual fund shares	$ 1,659,955	$ —	$ (27,478)	$ 1,632,477
Total	$ 1,659,955	$ —	$ (27,478)	$ 1,632,477

	December 31, 2000			
Securities of U.S. government	$ 250,000	$ 2,500	$ —	$ 252,500
Securities of U.S. government and agencies	1,500,000	5,636	(4,100)	1,501,536
Total	$ 1,750,000	$ 8,136	$ (4,100)	$ 1,754,036

NOTE 2. INVESTMENT SECURITIES (Continued)

The amortized cost and fair value of investment securities classified as held to maturity follow:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Securities of U.S. government and agencies	$25,900,566	$432,251	$ (7,810)	$26,325,007
Mortgage-backed bonds	1,000,000	824	—	1,000,824
Securities of states and municipalities	7,671,786	320,922	(45,486)	7,947,222
Total	$34,572,352	$753,997	$ (53,296)	$35,273,053

	December 31, 2000			
Securities of U.S. government and agencies	$25,740,140	$ 37,170	$(229,465)	$25,547,845
Mortgage-backed bonds	3,000,000	—	(70,320)	2,929,680
Securities of states and municipalities	5,988,305	310,284	(43,064)	6,255,525
Total	$34,728,445	$347,454	$(342,849)	$34,733,050

The amortized cost and fair value at December 31, 2001, by contractual maturity, are shown below:

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
One year or less	$ —	$ —	$ 906,224	$ 910,195
One year through five years	—	—	20,692,518	20,986,549
Five years through ten years	—	—	9,444,427	9,688,525
Over ten years	—	—	3,529,183	3,687,784
Mutual fund shares	1,659,955	1,632,477	—	—
	$ 1,659,955	$1,632,477	$ 34,572,352	$35,273,053

Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties and mutual funds do not have stated maturity dates. Therefore, stated maturities are not disclosed.

Gross realized gains and (losses) from the sale of investment securities classified as available for sale follow:

	For the year ended December 31,		
	2001	2000	1999
Gross realized gains	$ 60,318	$65,169	$ 11
Gross realized (losses)	—	(22,969)	—
Net gains	$ 60,318	$42,200	$ 11

Investment securities and mortgage backed securities with a carrying value of approximately $2,500,000 and $5,300,000 at December 31, 2001 and 2000, respectively, were pledged to collateralize certain deposit accounts with balances in excess of $100,000 and for other purposes as required or permitted by law.

NOTE 3. MORTGAGE-BACKED SECURITIES

The amortized cost and fair values of mortgage-backed securities classified as available for sale follow:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
GNMA	$ 153,653	$ 5,383	$ —	$ 159,036
FNMA	346,685	5,857	—	352,542
Total	$ 500,338	$11,240	$ —	$ 511,578
	December 31, 2000			
GNMA	$ 820,827	$ 3,259	$ (5,406)	$ 818,680
FNMA	1,974,553	—	(19,181)	1,955,372
FHLMC	2,336,997	—	(13,589)	2,323,408
Total	$ 5,132,377	$ 3,259	$ (38,176)	$ 5,097,460

The amortized cost and fair value of mortgage backed securities classified as held to maturity follow:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
GNMA	$ 625,600	$ 9,758	$ —	$ 635,358
FNMA	1,716,276	28,380	—	1,744,656
FHLMC	1,708,417	35,876	—	1,744,293
Collateralized mortgage obligations	2,548,118	22,572	(5,655)	2,565,035
Total	$ 6,598,411	$96,586	$ (5,655)	$ 6,689,342
	December 31, 2000			
FNMA	$ 2,604,225	$ 3,100	$ (23,215)	$ 2,584,110
FHLMC	1,623,203	2,470	(3,901)	1,621,772
Collateralized mortgage obligations	6,260,519	8,662	(57,628)	6,211,553
Total	$10,487,947	$14,232	$ (84,744)	$10,417,435

Gross realized gains and (losses) on sales of mortgage-backed securities classified as available for sale follow:

	Year Ended December 31,		
	2001	2000	1999
Gross realized gains	$67,430	$1,197	$ —
Gross realized (losses)	—	(58)	—
Net realized gains	$67,430	$1,139	$ —

Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties and do not have stated maturity dates. Therefore, stated maturities are not disclosed.

NOTE 4. LOANS

Loans consist of:

	December 31, 2001	December 31, 2000
Loans secured by real estate:		
Residential:		
1-4 family	$32,659,775	$36,987,918
Multifamily	377,190	423,171
Total residential	33,036,965	37,411,089
Agricultural and land	367,487	208,418
Commercial	3,307,068	4,668,761
Total loans secured by real estate	36,711,520	42,288,268
Commercial loans	2,235,990	2,433,961
Consumer loans:		
Automobile loans	680,857	833,661
Home improvement	678,686	744,310
Credit cards	617,681	785,486
Loans secured by deposits	409,536	550,967
Other	356,499	310,643
Total consumer loans	2,743,259	3,225,067
Total loans	41,690,769	47,947,296
Less:		
Loans in process	(2,425)	2,365
Deferred loan fees (costs), net	5,577	6,572
Allowance for loan losses	590,590	597,580
	593,742	606,517
Loans, net	$41,097,027	$47,340,779

Activity in the allowance for loan losses follows:

	Year Ended December 31, 2001	2000	1999
Balance, beginning of year	$597,580	$605,347	$448,643
Provision	—	—	200,000
Charge-offs	(16,250)	(21,952)	(50,608)
Recoveries	9,260	14,185	7,312
Balance, end of year	$590,590	$597,580	$605,347

The Banks have granted loans to officers and directors and related interests. In management's opinion, these loans and transactions were on the same terms as those for comparable loans and transactions with nonrelated parties. At

NOTE 4. LOANS (Continued)

December 31, 2001, all loans to officers and directors were current with respect to principal and interest. Changes in loans to officers and directors for the year ended December 31, 2001 are summarized as follows:

Balance beginning of year	$515,705
Additions	133,463
Repayments	(220,308)
Balance, end of year	$428,860

NOTE 5. OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment consist of:

	December 31,	
	2001	2000
Land	$ 163,227	$ 163,227
Office buildings and improvements	2,238,001	2,132,912
Furniture, fixtures and equipment	1,486,834	1,335,058
	3,888,062	3,631,197
Less accumulated depreciation	2,360,555	2,207,246
Total	$1,527,507	$1,423,951

NOTE 6. DEPOSITS

Certificates of deposit of $100,000 or more totaled $10,315,536 and $11,777,471 at December 31, 2001 and 2000, respectively.

At December 31, 2001, the scheduled maturities of certificates of deposit were as follows:

	Amount
2002	$33,856,273
2003	15,050,347
2004	3,842,645
2005	574,608
Total	$53,323,873

NOTE 7. FHLB ADVANCES

Advances from the Federal Home Loan Bank totaled $5,000,000 at December 31, 2001. The advance bears interest at 4.8% and matures on January 17, 2011. Pursuant to collateral agreements with the FHLB, advances are collateralized by all the institution's stock in the FHLB and qualifying first mortgage loans.

NOTE 8. INCOME TAXES

Under provisions of the Internal Revenue Code and similar sections of state income tax laws that apply to tax years beginning before December 31, 1995, qualifying thrifts were allowed to claim bad debt deductions based on the greater of (1) a specified percentage of taxable income, as defined, or (2) actual loss experience. If, in the future, any of the accumulated bad debt deductions are used for any purpose other than to absorb bad debt losses, gross taxable income may result and income taxes may be payable.

NOTE 8. INCOME TAXES (Continued)

The Small Business Job Protection Act became law on August 20, 1996. One of the provisions in this law repealed the reserve method of accounting for bad debts for thrift institutions so that the bad debt deduction described in the preceding paragraph will no longer be effective for tax years beginning after December 31, 1995. The change in the law requires that the tax bad debt reserves accumulated after December 31, 1987 be recaptured into taxable income over a six-year period. The start of the six-year period can be delayed for up to two tax years if the Company meets certain residential lending thresholds. Deferred taxes have been provided on the portion of the tax reserve for loan loss that must be recaptured.

Retained earnings at December 31, 2001 and 2000 includes approximately $2,066,000 of the tax reserve which accumulated prior to 1988, for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $800,000 as of December 31, 2001 and 2000.

Income taxes for the years ended December 31, 2001, 2000 and 1999 are summarized as follows:

	Year Ended December 31,		
	2001	2000	1999
Current:			
Federal	$361,225	$442,704	$ 711,027
State	22,116	11,030	47,468
Total current	383,341	453,734	758,495
Deferred	9,397	(15,000)	(104,404)
Total	$392,738	$438,734	$ 654,091

Income tax expense differs from that computed at the maximum Federal statutory rate of 35% as follows:

	Year Ended December 31,					
	2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent
Computed "expected" income tax expense	$493,270	35.0 %	$ 535,541	35.0 %	$686,972	35.0 %
Items affecting federal income tax rate:						
Amortization of ESOP awards	(4,960)	(0.4)%	(2,009)	(0.1)%	11,273	0.6 %
State income taxes, net of Federal benefit	14,375	1.0 %	7,170	0.5 %	32,250	1.6 %
Tax-exempt interest	(96,734)	(6.9)%	(121,848)	(8.0)%	(76,223)	(3.9)%
Other	(13,213)	(0.8)%	19,880	1.3 %	(181)	0.0 %
	$392,738	27.9 %	$ 438,734	28.7 %	$654,091	33.3 %

NOTE 8. INCOME TAXES (Continued)

The components of the deferred tax assets and liabilities follow:

	December 31, 2001	December 31, 2000
Deferred tax assets:		
General loan loss allowance	$228,069	$219,738
Restricted stock awards	48,418	48,385
Other	15,885	—
Available-for-sale securities market valuation	6,171	11,735
Total deferred tax assets	298,543	279,858
Deferred tax liabilities:		
Excess of tax bad debt reserves over base year	(37,513)	(52,232)
Tax depreciation in excess of that recorded for book purposes	(31,223)	(33,756)
FHLB stock dividends	(98,685)	(43,155)
Other	—	(4,632)
Total deferred tax liabilities	(167,421)	(133,775)
Net deferred tax asset	$131,122	$146,083

NOTE 9. REGULATORY CAPITAL REQUIREMENTS

The Company and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Banks must meet specific capital guidelines that involve quantitative measures of the Company and Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company and Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier I capital (as defined) to average assets (as defined). Management believes, at December 31, 2001, that the Company and Banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the regulatory agencies categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Banks' category.

NOTE 9. REGULATORY CAPITAL REQUIREMENTS (Continued)

The Company's and the Banks' actual capital amounts and ratios were as follows:

	December 31, 2001					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets):						
Company	$15,495	35.7%	$3,476	8.0%	$ —	N/A
Chester National Bank	11,759	30.7	3,064	8.0	3,829	10.0%
Chester National Bank of Missouri	3,602	71.3	404	8.0	505	10.0
Tier I capital (to risk-weighted assets):						
Company	14,958	34.4%	1,738	4.0%	—	N/A
Chester National Bank	11,286	29.5	1,532	4.0	2,298	6.0%
Chester National Bank of Missouri	3,538	70.1	202	4.0	303	6.0
Tier I capital (to average assets):						
Company	14,958	13.3%	3,362	3.0%	—	N/A
Chester National Bank	11,286	11.2	3,014	3.0	5,024	5.0%
Chester National Bank of Missouri	3,538	31.4	338	3.0	563	5.0

	December 31, 2000					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets):						
Company	$20,451	43.6%	$3,756	8.0%	$ —	N/A
Chester National Bank	16,026	39.6	3,235	8.0	4,043	10.0%
Chester National Bank of Missouri	3,469	58.1	478	8.0	597	10.0
Tier I capital (to risk-weighted assets):						
Company	19,899	42.4%	1,878	4.0%	—	N/A
Chester National Bank	15,549	38.5	1,617	4.0	2,426	6.0%
Chester National Bank of Missouri	3,394	56.9	239	4.0	358	6.0
Tier I capital (to average assets):						
Company	19,899	17.1%	3,488	3.0%	—	N/A
Chester National Bank	15,549	15.0	3,119	3.0	5,198	5.0%
Chester National Bank of Missouri	3,394	30.5	334	3.0	556	5.0

NOTE 10. EMPLOYEE BENEFITS

Defined Benefit Pension Plan — Substantially all employees are included in a trusteed defined benefit pension plan. The benefits contemplated by the plan are funded through payments to the Financial Institutions Retirement Fund, which

NOTE 10. EMPLOYEE BENEFIT (Continued)

operates as an industry-wide plan and does not report relative plan assets and actuarial liabilities of the individual participating associations. The cost of funding is charged to current operations. There is no unfunded liability for past service. Expense for the years ended December 2001, 2000 and 1999 was $66,000, $24,000, and $27,500, respectively.

Employee Stock Ownership Plan — The Company has an employee stock ownership plan which covers substantially all employees who have attained the age of 21 and completed one year of service. In connection with the conversion to a stock corporation, the ESOP purchased 174,570 shares of the Company's common stock at a subscription price of $10.00 per share using funds loaned by the Company. The Company loan is being repaid with level principal payments over 30 years. All shares are held in a suspense account for allocation among the participants as the loan is repaid. Shares released from the suspense account are allocated among the participants based upon their pro rata annual compensation. The purchases of the shares by the ESOP were recorded by the Company as unearned ESOP shares in a contra equity account. As ESOP shares are committed to be released to compensate employees, the contra equity account is reduced and the Company recognizes compensation expense equal to the fair market value of the shares committed to be released. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt. Compensation expense related to the ESOP was $95,960, $92,299, and $92,198 for the years ended December 31, 2001, 2000 and 1999, respectively.

The ESOP shares follow:

	December 31,	
	2001	2000
Allocated shares	31,758	26,262
Unreleased shares	142,812	148,308
Total ESOP shares	174,570	174,570
Fair value of unreleased shares	$2,649,163	$2,474,890

Restricted Stock Awards — The 1997 Management Recognition and Development Plan provides that 82,921 shares of common stock can be awarded to directors and employees in key management positions to encourage such directors and key employees to remain with the Company. The shares vest over a five year period beginning on the adoption date. The value of the common stock contributed to the Plan is being amortized to compensation expense over the vesting period. Compensation expense was $166,194 for each of the years ended December 31, 2001, 2000 and 1999.

Stock Option Plan — The 1997 Stock Option Plan provides for the granting of options for a maximum of 218,212 shares of common stock to directors, key officers and employees. The options vest in five equal installments beginning on the first anniversary of the grant date of the options.

On April 4, 2000, the Company adopted the 2000 Stock Option Plan, which provided for the granting of options for a maximum of 50,000 shares of common stock to directors, key officers and employees. Interest in the plan for each participant vests in five equal installments beginning on the first anniversary of the grant date of the options. On December 12, 2000, 16,000 shares were granted at a price per share of $16.69. On August 14, 2001, 14,000 shares were granted at a price per share of $17.00.

NOTE 10. EMPLOYEE BENEFIT (Continued)

Activity within the plan is summarized as follows:

	Year Ended December 31,					
	2001		2000		1999	
Fixed Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	224,612	$14.42	216,468	$14.24	218,212	$14.24
Granted	14,000	17.00	16,000	16.69	—	—
Exercised	(873)	14.00	(6,546)	14.00	(1,744)	14.00
Forfeited	(437)	14.00	(1,310)	14.00	—	—
Outstanding at end of year	237,302	14.56	224,612	14.42	216,468	14.24
Options exercisable at year-end	166,598		121,676		83,096	
Weighted-average fair value of options granted during the year		$ 5.98		$ 5.49		N/A

For purposes of proforma disclosures the estimated fair value of the stock options is amortized to expense over the vesting period. The proforma effects on income for the years ended December 31, 2001, 2000 and 1999, based on options granted from 1997 to 2001 are as follows:

	Year Ended December 31,		
	2001	2000	1999
Net income:			
As reported	$1,016,605	$1,091,382	$1,308,686
Pro forma	833,738	923,748	1,142,019
Net income per common share — basic:			
As reported	1.00	0.93	1.03
Pro forma	0.82	0.79	0.90
Net income per common share — diluted:			
As reported	0.97	0.91	1.01
Pro forma	0.79	0.77	0.88

The per share fair value of stock options granted in 2001 and 2000 were estimated on the date of grant at $5.98, and $5.49, respectively, using the Black-Scholes option-pricing model. The following assumptions were used to determine the per share fair value of the stock options granted in 2001: dividend yield of .14%; risk-free interest rate of 5.00%; expected volatility of 20.01%; and an estimated life of 7 years. The following assumptions were used to determine the per share fair value of the stock options granted in 2000: dividend yield of .14%; risk-free interest rate of 6.00%; expected volatility of 2.25%; and an estimated life of 7 years.

NOTE 11. CONTINGENCIES

The Company is a defendant in legal actions arising from normal business activities. Management, after consultation with legal counsel, believes that the resolution of these actions will not have any material adverse effect on the Company's consolidated financial statements.

NOTE 12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers in the way of commitments to extend credit. They involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. Substantially all commitments to extend credit are at adjustable rates. The Company has not issued any standby letters of credit. A summary of the Company's commitments is as follows:

Commitments to extend credit	Variable Rate Commitments	Fixed Rate Commitments	Total Commitments	Range of Rates on Fixed Rate Commitments
December 31, 2001	$ 842,483	$2,937,132	$3,779,615	7.0% - 12.9%
December 31, 2000	$1,228,474	$2,829,832	$4,058,306	8.0% - 12.9%

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. Credit card commitments are unsecured.

Substantially all of the Company's loans are to borrowers located in Randolph, Jackson, Williamson and Perry counties in Illinois and Perry and Cape Girardeau counties in Missouri.

NOTE 13. LIQUIDATION ACCOUNT

At the time of conversion to a stock corporation, the Bank established a liquidation account for the benefit of eligible savings account holders who continue to maintain their savings accounts with the Bank after conversion. In the event of a complete liquidation of the Bank (and only in such event), eligible savings account holders who continue to maintain their accounts with the Bank shall be entitled to receive a distribution from the liquidation account after payment to all creditors but before any liquidation distribution with respect to common stock. The initial liquidation account was established at approximately $11.9 million. This account is proportionately reduced for any subsequent reduction in the eligible holders' deposit accounts. The creation and maintenance of the liquidation account will not restrict the use or application of any of the capital accounts of the Company, except that the Company may not declare or pay a cash dividend on, or purchase any of, its capital stock, if the effect of such dividends or repurchase would be to cause the Company's net worth to be reduced below the aggregate amount then required for the liquidation account, or the amount required by federal or state law.

NOTE 14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has estimated fair value amounts by using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

NOTE 14. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Approximate carrying values and estimated fair values are summarized below:

	December 31,			
	2001		2000	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Interest-earning assets:				
Cash and cash equivalents	$21,018,082	$21,018,082	$11,688,354	$11,688,354
Certificates of deposit	—	—	1,000,000	1,000,000
Investment securities	39,751,829	40,452,530	38,804,981	38,809,586
Mortgage-backed securities	7,109,989	7,200,920	15,585,407	15,514,895
Loans	41,097,027	41,513,000	47,340,779	44,638,000
Accrued interest receivable	778,175	778,175	1,108,650	1,108,650
Interest-bearing liabilities:				
Deposits:				
Checking, money market demand, and passbooks	38,089,911	38,089,911	38,263,382	38,263,382
Certificates of deposit	53,323,873	53,946,174	58,728,104	58,743,618
Fixed-term advances from FHLB	5,000,000	5,000,000	—	—
Accrued interest payable	61,826	61,826	187,733	187,733

The carrying value of cash and cash equivalents, certificates of deposit, checking, money market, demand and passbooks are considered reasonable estimates of those instruments fair values.

The fair value of investment securities and mortgage-backed securities is based on quoted market prices and prices obtained from independent pricing services. Nonmarketable securities, for which current market values are not readily available, are believed to have carrying values, which approximate market values. The fair value of loans and certificates of deposit, are estimated based on present values using published rates currently available that are applicable to each category of such financial instruments. The carrying value of accrued interest receivable and accrued interest payable approximates its fair value.

No adjustment was made to the interest rates for changes in credit of performing loans for there are no known credit concerns. Management segregates loans in appropriate risk categories. Management believes that the risk factor embedded in the interest rates along with the general reserves applicable to the performing loan portfolio results in a fair valuation of such loans.

The fair value of fixed-term advances from FHLB is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently available to the Company for similar terms to maturity.

The Company does not have unrecognized financial instruments, other than those discussed in Note 12, which are subject to fair value disclosure. The difference between the fair value and the face value for the instruments disclosed in Note 12 was not considered material.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2001 and 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 15. PARENT COMPANY FINANCIAL INFORMATION

The following are condensed balance sheets and condensed statements of income and cash flows for Chester Bancorp, Inc. (parent company only):

Condensed Balance Sheets

(In thousands)	December 31, 2001	December 31, 2000
Assets:		
Cash	$ 123	$ 71
Investment securities	200	1,073
Investment in subsidiaries	14,815	18,923
Other assets	48	48
	$15,186	$20,115
Liabilities and stockholders' equity:		
Other liabilities	$ 238	$ 235
Stockholders' equity	14,948	19,880
	$15,186	$20,115

Condensed Statements of Income

(In thousands)	Year Ended December 31, 2001	2000	1999
Interest income	$ 12	$ 20	$ 50
Dividend income from subsidiaries	5,300	2,458	1,915
Interest expense	—	—	(6)
Gain on sale of investments	23	—	—
	5,335	2,478	1,959
Net operating expenses	280	287	286
Income before income tax (benefit) and equity in undistributed earnings of subsidiaries	5,055	2,191	1,673
Income tax (benefit)	(80)	(122)	(80)
Income before equity in undistributed earnings of subsidiaries	5,135	2,313	1,753
Equity in undistributed earnings of subsidiaries	(4,118)	(1,222)	(284)
	$ 1,017	$ 1,091	$1,309

NOTE 15. PARENT COMPANY FINANCIAL INFORMATION (Continued)

Condensed Statements of Cash Flows

	Year Ended December 31,		
(In thousands)	2001	2000	1999
Operating activities:			
Net income	$ 1,017	$ 1,091	$ 1,309
Equity in undistributed earnings of subsidiaries	(1,182)	(1,236)	(1,471)
Other, net	275	98	110
Net cash provided by (used in) operating activities	110	(47)	(52)
Investing activities — decrease in investment securities	873	199	294
Net cash provided by investing activities	873	199	294
Financing activities:			
Dividends received from subsidiaries	5,301	2,458	1,915
Purchase of treasury stock	(5,712)	(2,040)	(1,781)
Dividends paid	(520)	(505)	(419)
Net cash used in financing activities	(931)	(87)	(285)
Net change in cash and cash equivalents	52	65	(43)
Cash and cash equivalents at beginning of year	71	6	49
Cash and cash equivalents at end of year	$ 123	$ 71	$ 6

NOTE 16. QUARTERLY RESULTS OF OPERATIONS (Unaudited)

(Thousands of dollars, except per share data)	Year Ended December 31, 2001 — Three Months Ended December 31,	September 30,	June 30,	March 31,
Interest income	$1,542	$1,834	$1,945	$2,021
Interest expense	789	986	1,080	1,159
Net interest income	753	848	865	862
Provision for losses on loans	—	—	—	—
Net interest income after provision for losses on loans	753	848	865	862
Noninterest income	109	118	98	61
Noninterest expense	562	589	577	577
Income before income taxes	300	377	386	346
Income taxes	77	110	106	99
Net income	$ 223	$ 267	$ 280	$ 247
Basic earnings per share	$ 0.27	$ 0.26	$ 0.25	$ 0.22
Diluted earnings per share	$ 0.27	$ 0.25	$ 0.24	$ 0.21

(Thousands of dollars, except per share data)	Year Ended December 31, 2000 — Three Months Ended December 31,	September 30,	June 30,	March 31,
Interest income	$1,964	$1,915	$1,926	$1,953
Interest expense	1,089	1,031	999	1,021
Net interest income	875	884	927	932
Provision for losses on loans	—	—	—	—
Net interest income after provision for losses on loans	875	884	927	932
Noninterest income	136	42	44	13
Noninterest expense	585	563	582	593
Income before income taxes	426	363	389	352
Income taxes	128	106	105	100
Net income	$ 298	$ 257	$ 284	$ 252
Basic earnings per share	$ 0.27	$ 0.22	$ 0.24	$ 0.20
Diluted earnings per share	$ 0.26	$ 0.21	$ 0.23	$ 0.20

Stockholder Information

BOARD OF DIRECTORS

Michael W. Welge, Chairman
John R. Beck, M.D.
Edward K. Collins
James C. McDonald
Allen R. Verseman
Thomas E. Welch, Jr.
Carl H. Welge

CORPORATE HEADQUARTERS

1112 State Street
Chester, IL 62233
(618) 826-5038

ANNUAL MEETING

Friday, April 5, 2002
10:00 A.M.
American Legion Hall
500 E. Opdyke St.
Chester, IL 62233

STOCK LISTING

Nasdaq SmallCap Market
Symbol: CNBA

INDEPENDENT AUDITORS

McGladrey & Pullen, LLP
15 South Old State Capitol Plaza, Suite 200
Springfield, IL 62705

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948

FDIC Disclaimer

This Annual Report has not been reviewed, or confirmed for accuracy or relevance, by the FDIC.

GENERAL INQUIRIES AND REPORTS

A copy of the Company's 2001 Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained without charge by written request of shareholders to:
Michael W. Welge, President
Chester Bancorp, Inc.
1112 State Street
Chester, IL 62233

Chester Bancorp, Inc.

1112 State Street • Chester, Illinois 62233 • Telephone (618) 826-5038